Exhibit 99.1

Silvercorp Completes Acquisition of the Tulkubash/Kyzyltash Gold Projects, Kyrgyzstan

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Jan. 27, 2026 /CNW/ - Silvercorp Metals Inc. (TSX: SVM) (NYSE American: SVM) ("Silvercorp" or the "Company"), further to its news release of January 20, 2026, Silvercorp is pleased to announce it has completed the acquisition of Chaarat ZAAV CJSC ("ZAAV") per the Share Purchase Agreement with Chaarat Gold Holdings Limited ("Chaarat").  The Kyrgyz government having issued a waiver of its statutory pre-emptive right and Silvercorp having made the $92 million payment to Chaarat.

Per the agreements between the parties, Silvercorp will proceed to convert ZAAV into a joint venture company ("JVC") with Kyrgyzaltyn (a wholly-owned subsidiary of the Kyrgyz Republic), with Silvercorp holding a 70% interest and being the operator of the JVC and Kyrgyzaltyn holding a 30% free-carried interest.

The JVC will apply for the agreed upon extension of the validity period of the JVC's mining license from June 25, 2032 to June 25, 2062 and Silvercorp will then make the $60 million cash payment to the National Investment Agency under the President of the Kyrgyz Republic (the "NIA"), per the Cooperation Agreement with the NIA.

ZAAV, the JVC, is a Kyrgyz corporation, holding a 100% interest in the mining license hosting the fully-permitted Tulkubash/Kyzyltash gold projects as well as surrounding exploration licenses hosting the Karator and Ishakuld gold zones located in the Tian Shan area.

King & Wood Mallesons (Beijing office) acted as lead legal counsel to Silvercorp on the transaction. For further details regarding the transaction refer to the January 20 news release which is available on SEDAR+ (www.sedarplus.ca) and on EDGAR at www.sec.gov under Silvercorp's issuer's profile.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, without limitation, the conversion of the ZAAV into a JVC, timing of receipt of the mining license extension, the Company's plan for next steps, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; completion and timing of the transactions described above; satisfaction of the conditions to the transactions; extension of mining licenses and milestones; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's latest 40-F/Annual Information Form, and Management's Discussion and Analysis, each under the heading "Risk Factors" available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

CAUTIONARY NOTE TO US INVESTORS
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101''), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Silvercorp's reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.

Canadian standards differ significantly from the disclosure requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC. A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp's Annual Information Form can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 27-JAN-26